Filed by Johnson & Johnson
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Johnson & Johnson
Commission File No.: 1-3215
Johnson & Johnson Announces Final Results of Exchange Offer
and Finalizes Separation of Kenvue Inc.

NEW BRUNSWICK, N.J., August 23, 2023 – Johnson & Johnson (NYSE: JNJ) today announced the final results of its previously announced offer to its shareholders to exchange their shares of Johnson & Johnson common stock for shares of Kenvue Inc. (NYSE: KVUE) (“Kenvue”) common stock owned by Johnson & Johnson. The exchange offer expired at 12:00 midnight, New York City time, at the end of the day on August 18, 2023.
Pursuant to the exchange offer, Johnson & Johnson has accepted 190,955,436 shares of Johnson & Johnson common stock in exchange for 1,533,830,450 shares of Kenvue common stock.
Because the exchange offer was oversubscribed, Johnson & Johnson accepted only a portion of the shares of its common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Shareholders who owned fewer than 100 shares of Johnson & Johnson common stock, or an "odd-lot," who validly tendered all of their shares, were not subject to proration, in accordance with the terms of the exchange offer. All shares validly tendered by eligible "odd-lot" shareholders were accepted. The final proration factor of 23.231832% was applied to all other validly tendered shares of Johnson & Johnson common stock to determine the number of such shares that were accepted. Following completion of the exchange offer, Johnson & Johnson retains approximately 9.5% of the outstanding shares of Kenvue common stock.
“Johnson & Johnson’s exclusive focus on transformational Pharmaceutical and MedTech solutions enables us to innovate across the full spectrum of healthcare in ways that no other company can,” said Joaquin Duato, Chairman and Chief Executive Officer of Johnson & Johnson. “We are proud of the hard work that has led us to this historic milestone which brings significant value to shareholders and positions Johnson & Johnson to be even more agile, focused and competitive.”
Based on the final count by the exchange agent, Computershare Trust Company, N.A., the final results of the exchange offer are as follows:
•Total number of shares of Johnson & Johnson common stock validly tendered and not validly withdrawn: 800,449,685
•Shares tendered that were subject to proration: 793,920,159
•"Odd-lot" shares tendered that were not subject to proration: 6,529,526
•Total number of shares of Johnson & Johnson common stock accepted: 190,955,436
Shares of Johnson & Johnson common stock tendered but not accepted for exchange will be returned to the tendering shareholders in book-entry form promptly. In addition, the exchange agent will promptly credit shares of Kenvue common stock for distribution in the exchange offer in book-entry form to accounts maintained by the Kenvue transfer agent for tendering shareholders whose shares of Johnson & Johnson common stock were accepted in the exchange offer. Checks in lieu of fractional shares of Kenvue common stock will be delivered after the exchange agent has aggregated all fractional shares and sold them in the open market.
Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC served as dealer managers for the exchange offer.

Johnson & Johnson to Provide Post-Separation Financials
As previously communicated, Johnson & Johnson will provide updated financials and 2023 guidance that will reflect operations as a two-sector company dedicated to Pharmaceutical and MedTech innovation, as well as its updated outstanding share count. The Company will provide this updated financial information via press release which will be available for investors at approximately 6:45 a.m. (Eastern Time) on Wednesday, August 30, 2023.
About Johnson & Johnson
At Johnson & Johnson, we believe good health is the foundation of vibrant lives, thriving communities and forward progress. That’s why for more than 135 years, we have aimed to keep people well at every age and every stage of life. Today, as the world’s largest, most diversified healthcare products company, we are committed to using our reach and size for good. We strive to improve access and affordability, create healthier communities, and put a healthy mind, body and environment within reach of everyone, everywhere. We are blending our heart, science and ingenuity to profoundly change the trajectory of health for humanity.
Forward Looking Statements
This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts.
Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.
Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com.
Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).
Investor Relations:
Jessica Moore
investor-relations@its.jnj.com
Media Relations:
Jake Sargent
media-relations@its.jnj.com